SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-KA

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of May 2007

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F           Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: May 16, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: May 16, 2007
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7758-5838 cmoctezuma@homex.com.mx
Press Release

Culiacán, Mexico, May 15, 2007 - Desarrolladora Homex, S.A.B de C.V. (Homex or the Company) [NYSE: HXM, BMV: HOMEX] was notified today that Mr. José Ignacio de Nicolas Gutierrez, a member of the Homex Board of Directors, decided to sell an important part of his interest in Homex through the Mexican Stock Exchange.

José Ignacio de Nicolas, who is not a member of the management team and does not have any operative responsibility in the Company, is a brother of Eustaquio de Nicolas Gutierrez, Chairman of the Board of Homex.

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About Homex
Desarrolladora Homex, S.A.B de C.V. is a leading, vertically-integrated home development company focused on affordable-entry level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in the country and is the largest builder in Mexico, based on the number of homes sold and net income.

For additional corporate information please visit the Company’s web site at: www.homex.com.mx